EXHIBIT C

(English Language Summary)

Extraordinary Report to Kanto Local Finance Bureau dated February 6, 2015 under the Financial Instruments and Exchange Act of Japan regarding the share exchange between Daiwa House Industry Co., Ltd. and Daiwa Odakyu Construction Co., Ltd.

A fair and accurate summary of the material provisions of the above-mentioned foreign language document, with the exception of the Appendix for which a translation is provided below, is included in “Announcement Concerning Entry into Share Exchange Agreement (Simplified Share Exchange) Between Daiwa House Industry Co., Ltd. and Daiwa Odakyu Construction Co., Ltd.” dated February 6, 2015, attached as Exhibit A.

Appendix

(English Language Translation)

Share Exchange Agreement

Daiwa House Industry Co., Ltd. (“Daiwa House Industry”) and Daiwa Odakyu Construction Co., Ltd. (“Daiwa Odakyu Construction”) enter into this Share Exchange Agreement (this “Agreement”) as of February 6, 2015 (the “Execution Date”), as follows:

Article 1.	Share Exchange

Daiwa Odakyu Construction will conduct a share exchange with Daiwa House Industry as the wholly owning parent company in the share exchange and Daiwa Odakyu Construction as the wholly owned subsidiary in the share exchange (the “Share Exchange”), and Daiwa House Industry will acquire all of the issued shares of Daiwa Odakyu Construction through the Share Exchange (however, excluding the shares of Daiwa Odakyu Construction held by Daiwa House Industry).

Article 2.	Trade Names and Addresses of the Wholly Owning Parent Company in the Share Exchange and the Wholly Owned Subsidiary in the Share Exchange

The trade names and addresses of the wholly owning parent company in the share exchange and the wholly owned subsidiary in the share exchange are as follows:

(1)	Wholly owning parent company

Trade Name: Daiwa House Industry Co., Ltd.

Address: 3-3-5 Umeda, Kita-ku, Osaka-shi, Osaka

(2)	Wholly owned subsidiary

Trade Name: Daiwa Odakyu Construction Co., Ltd.

Address: 4-32-22 Nishi-shinjuku, Shinjuku-ku, Tokyo

Article 3.	Calculation Method of the Shares to be Delivered in the Share Exchange and Matters Concerning the Allotment Thereof

1.	At the time of the Share Exchange, Daiwa House Industry will deliver to Daiwa Odakyu Construction’s shareholders (those who are shareholders after the cancellation of Daiwa Odakyu Construction’s treasury shares set forth in Article 7 and excluding Daiwa House Industry; the “Shareholders Subject to Allotment”) listed or recorded on the shareholder registry at the time immediately before Daiwa House Industry acquires all of the issued shares of Daiwa House Industry (excluding Daiwa Odakyu Construction’s held by Daiwa House Industry) through the Share Exchange (the “Base Time”), in exchange for the common shares of Daiwa Odakyu Construction held thereby, the common shares of Daiwa House Industry, the number of which is obtained by multiplying the total number of common shares of Daiwa Odakyu Construction held thereby by 0.40.

2.	At the time of the Share Exchange, Daiwa House Industry will make an allotment to the Shareholders Subject to Allotment in the proportion of 0.40 shares of common shares of Daiwa House Industry for one (1) share of common shares of Daiwa Odakyu Construction held thereby.

3.	Any fraction less than one (1) share in the number of common shares of Daiwa House Industry delivered by Daiwa House Industry to the Shareholders Subject to Allotment pursuant to the preceding two paragraphs will be treated according to the provisions of Article 234 of the Companies Act and other relevant laws.

Article 4.	Matters concerning the Amount of Daiwa House Industry’s Stated Capital and Capital Reserve

The amount of capital and capital reserve of Daiwa House Industry that will increase at the time of the Share Exchange will be as follows:

(1)	Increased amount of capital:	JPY 0

(2)	Increased amount of capital reserve:	amount separately provided by Daiwa House Industry pursuant to Article 39 of the Company Accounting Ordinance

(3)	Increased amount of retained earnings reserve:	JPY 0

Article 5.	Effective Date

The date the Share Exchange comes into effect (the “Effective Date”) shall be August 1, 2015; provided, however, that Daiwa House Industry and Daiwa Odakyu Construction may change the Effective Date upon consultation and agreement if it becomes necessary due to a necessity in the progress of the procedures of the Share Exchange or for other reasons.

Article 6.	Approval of the General Meeting of Shareholders

1.	Daiwa House Industry will conduct the Share Exchange without obtaining the approval of the general meeting of shareholders set forth in Paragraph 1, Article 795 of the Companies Act concerning this Agreement according to the provisions of the simple share exchange set forth in Paragraph 3, Article 796 of the Companies Act; provided, however, that if obtaining the approval of the general meeting of shareholders of Daiwa House Industry concerning this Agreement becomes necessary pursuant to Paragraph 4, Article 796 of the Companies Act , Daiwa House Industry shall convene a general meeting of shareholders by the day preceding the Effective Date and seek a resolution for the approval of this Agreement and for the matters required for the Share Exchange.

2.	Daiwa Odakyu Construction shall convene an annual general meeting of shareholders on June 25, 2015, and seek a resolution for the approval of this Agreement and for the matters required for the Share Exchange; provided, however, that Daiwa House Industry and Daiwa Odakyu Construction may change the procedures set forth in this paragraph upon consultation and agreement if it becomes necessary due to a necessity in the progress of the procedures of the Share Exchange or for other reasons.

Article 7.	Cancellation of Treasury Shares

Daiwa Odakyu Construction will cancel, as of the Base Time, all of the treasury shares that Daiwa Odakyu Construction holds as at the Base Time (including the shares to be acquired by Daiwa Odakyu Construction in response to dissenting shareholders’ share purchase demands made in connection with the Share Exchange under Paragraph 1, Article 785 of the Companies Act) by a resolution of the board of directors meeting that will be convened by the day preceding the Effective Date.

Article 8.	Management of Company Property, etc.

During the period from the Execution Date until the Effective Date, Daiwa House Industry and Daiwa Odakyu Construction will each manage operations and property of each with the care of a good manager, and except for those separately set forth in this Agreement, engage in acts that are likely to have a material effect on its property or rights and obligations upon prior consultation and agreement.

Article 9.	Dividend of Surplus

1.	Daiwa House Industry and Daiwa Odakyu Construction may distribute dividend, with each of the following amounts as the maximum, to the shareholders listed or recorded in the final shareholders registry of March 31, 2015, or to the registered pledgees of shares:

(1) For Daiwa House Industry, JPY 35 for one (1) share of common shares; and

(2) For Daiwa Odakyu Construction, JPY 7 for one (1) share of common shares.

2.	Except for the case set forth in the preceding paragraph, after the Execution Date, Daiwa House Industry and Daiwa Odakyu Construction may not make a resolution for distribution of dividend of which the record date is a date before the Effective Date.

Article 10.	Amendment of Terms of the Share Exchange and Termination of this Agreement

In the period from the Execution Date until the day preceding the Effective Date, when a material change to the status of assets or management conditions of Daiwa House Industry or Daiwa Odakyu Construction occurs, when a situation that will become a material obstruction to the execution of the Share Exchange occurs or when accomplishing the objective of this Agreement becomes difficult or otherwise, Daiwa House Industry and Daiwa Odakyu Construction may amend the terms of the Share Exchange or other contents of this Agreement upon consultation and agreement or may terminate this Agreement.

Article 11.	Effect of this Agreement

This Agreement will cease to be effective (i) when the approval of this Agreement by the resolution of the general meeting of shareholders of Daiwa House Industry or Daiwa Odakyu Construction cannot be obtained by the day preceding the Effective Date (with respect to Daiwa House Industry, only if the approval of the general meeting of shareholders of Daiwa House Industry set forth in the proviso to Paragraph 1, Article 6 becomes necessary), (ii) when the required approvals of relevant authorities set forth in the laws and regulations for executing the Share Exchange cannot be obtained prior to the Effective Date, or (iii) when this Agreement is terminated pursuant to the preceding Article.

Article 12.	Governing Law and Jurisdiction

1.	This Agreement shall be governed by and interpreted in accordance with the laws of Japan.

2.	When a dispute arises concerning the performance and interpretation of this Agreement, the Tokyo District Court or the Osaka District Court will be the exclusive court with jurisdiction of the first instance.

Article 13.	Matters for Consultation

Besides the matters set forth in this Agreement, matters required for the Share Exchange will be determined upon consultation and agreement between Daiwa House Industry and Daiwa Odakyu Construction in view of the intent of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate by placing their names and seals thereon, and each party shall keep one copy of the originals.

February 6, 2015

Daiwa House Industry:	Naotake Ohno President and COO Daiwa House Industry Co., Ltd. 3-3-5 Umeda, Kita-ku, Osaka-shi, Osaka

Daiwa Odakyu Construction:	Atsushi Kanekubo President and Representative Director Daiwa Odakyu Construction Co., Ltd. 4-32-22 Nishi-shinjuku, Shinjuku-ku, Tokyo